John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

September 5, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A10

Filed September 5, 2008

File No. 333-146921

Dear Mr. Karney:

Concurrently with this letter Longwei has filed amendment number 10 to the above captioned S-1.  We inform you that the only change to the S-1 from Amendment No. 9 is to correct the S-1 facing page to conform to current requirements, pursuant to the staff’s oral comments earlier today.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act Longwei Petroleum Investment Holding Limited (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Tuesday, September 9, 2008, or as soon hereafter as practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing.  We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

If you have any questions, or would like to discuss this request, please feel free to contact John Ballard at 303-885-5501.

Very truly yours,

John Ballard